UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2025

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On August 18, 2025, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), posted an updated investor presentation on its website. A copy of such presentation is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference. The information on slides 10 through 24, inclusive, of such investor presentation is incorporated by reference into Enlivex’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-286956), filed with the Securities and Exchange Commission.

Exhibit No.

99.1	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: August 18, 2025

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